Exhibit 21.1

23andMe Holding Co.

Subsidiaries of the Registrant as of March 31, 2024

Name of Subsidiary	Jurisdiction of Incorporation or Organization
23andMe, Inc.	Delaware
23andMe Pharmacy Holdings, Inc.	Delaware
Lemonaid Health Inc.	Delaware
Lemonaid Pharmacy Holdings, Inc.	Delaware
LPharm RX LLC	Delaware
LPharm INS LLC	Delaware
LPharm CS LLC	Delaware
LPRXOne LLC	Missouri
LPRXTwo LLC	Missouri
LPRXThree LLC	Missouri
Lemonaid Community Pharmacy	Missouri